PIMCO FLEXIBLE MUNICIPAL INCOME FUND

(the “Fund”)

Supplement dated April 21, 2023 to the Fund’s Prospectus (the “Prospectus”)

dated April 30, 2022, as supplemented from time to time

Effective immediately, the PIMCO Flexible Municipal Income Fund’s portfolio is jointly and primarily managed by David Hammer, Amit Arora and Kyle Christine. Accordingly, effective immediately, the first paragraph in the “Investment Manager” section of the Fund’s Prospectus Summary in the Prospectus is deleted and replaced with the following:

PIMCO serves as the Investment Manager for the Fund. Subject to the supervision of the Board of Trustees of the Fund, PIMCO is responsible for managing the investment activities of the Fund and the Fund’s business affairs and other administrative matters. David Hammer, Amit Arora and Kyle Christine are jointly and primarily responsible for the day-to-day management of the Fund.

In addition, effective immediately, disclosure concerning the Fund’s portfolio managers in the table in the “Management of the Fund—Portfolio Managers” section of the Prospectus is deleted and replaced with the following:

Name	Since	Recent Professional Experience
David Hammer	Inception

Mr. Hammer is a managing director in the Newport Beach office and leads municipal bond portfolio management, with oversight of the firm’s municipal investment grade, high yield, taxable, and separately managed accounts. He is the lead portfolio manager on PIMCO’s municipal bond fund complex, including investment grade, high yield, state-specific, closed-end funds, and interval fund. Prior to rejoining PIMCO in 2015, he was a managing director at Morgan Stanley, where he was head of municipal trading, risk management, and research. He has investment experience since 2002 and holds an undergraduate degree from Syracuse University.

Amit Arora	Inception

Mr. Arora is an executive vice president and portfolio manager in the Newport Beach office and a member of the credit and liability-driven portfolio management teams. He manages credit portfolios focusing on investment grade and long credit. He was previously a senior member of PIMCO’s global risk management team. Prior to joining PIMCO in 2009, he was an executive director, responsible for credit hybrids and exotics trading at J.P. Morgan. Mr. Arora was previously with Bear Stearns as a managing director on the structured credit trading desk, responsible for credit derivative products in investment grade and high yield credits. He has also worked on the foreign exchange Treasury desk at Citibank. He has investment experience since 1997 and holds an MBA from NYU Stern School of Business and a bachelor’s degree in mechanical engineering from the Indian Institute of Technology (IIT Bombay). He is a Certified Financial Risk Manager (FRM).

Name	Since	Recent Professional Experience
Kyle Christine	April 2023

Mr. Christine is a senior vice president and municipal bond portfolio manager in the Newport Beach office. He has previously served as a rotating member of PIMCO’s Americas portfolio committee. Prior to joining PIMCO in 2017, he was an institutional high yield and taxable municipal bond trader at Morgan Stanley. He has investment and financial services experience since 2013 and holds an undergraduate degree from Union College (NY).

Investors Should Retain This Supplement for Future Reference

PIF0002_SUPP1_042123

PIMCO FLEXIBLE MUNICIPAL INCOME FUND

(the “Fund”)

Supplement dated April 21, 2023 to the Fund’s Statement of Additional Information (the “SAI”)

dated April 30, 2022, as supplemented from time to time

Effective immediately, the Fund’s portfolio is jointly and primarily managed by David Hammer, Amit Arora and Kyle Christine.

Accordingly, effective immediately, the following information is added to the table and accompanying footnotes in the subsection titled “Portfolio Managers—Other Accounts Managed” in the SAI, and corresponding changes are made to such table and accompanying footnotes:

	Total Number of Other Accounts	Total Assets of All Other Accounts (in $millions)	Number of Other Accounts Paying a Performance Fee	Total Assets of Other Accounts Paying a Performance Fee (in $millions)
Christine(1)
Registered Investment Companies	2	$115.17	0	$0.00
Other Pooled Investment Vehicles	0	$0.00	0	$0.00
Other Accounts	4	$59,045.59	0	$0.00

(1)	Effective April 21, 2023, Mr. Christine co-manages PIMCO Flexible Municipal Income Fund ($1,331 million). Information for Mr. Christine is as of March 31, 2023.

In addition, effective immediately, the paragraph immediately preceding the above-mentioned table is deleted and replaced with the following:

Other Accounts Managed. The portfolio managers who are jointly and primarily responsible for the day-to-day management of the Fund also manage the other registered investment companies, other pooled investment vehicles and/or other accounts indicated below. The following table identifies, as of December 31, 2021 (except as noted below): (i) the number of other registered investment companies, pooled investment vehicles and other accounts managed by the portfolio managers (exclusive of the Fund); and (ii) the total assets of such other companies, vehicles and accounts, and the number and total assets of such companies, vehicles and accounts with respect to which the management fee is based on performance. Effective April 21, 2023, the Fund is jointly and primarily managed by David Hammer, Amit Arora and Kyle Christine.

In addition, effective immediately, the following information is added to the table in the subsection titled “Portfolio Managers—Securities Ownership” in the SAI, and corresponding changes are made to such table:

Portfolio Manager	Dollar Range of Equity Securities in the Fund
Kyle Christine[1]	None

[1]	Effective April 21, 2023, Mr. Christine co-manages the PIMCO Flexible Municipal Income Fund. Information for Mr. Christine is as of March 31, 2023.

Investors Should Retain This Supplement for Future Reference

PIF0002_SUPP2_042123